Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021 and Prospectus Supplements dated June 11, 2021, July 20, 2021, August 17, 2021, September 17, 2021 and October 19, 2021)	November 18, 2021

OFS Credit Company, Inc.
$50,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”), the prospectus supplement dated September 17, 2021 (the “Fourth Prospectus Supplement”), the prospectus supplement dated October 19, 2021 (the “Fifth Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, the Fourth Prospectus Supplement, the Fifth Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, and Amendment No. 3 thereto, dated June 8, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to November 17, 2021, we sold a total of 2,494,006 shares of common stock at a weighted average price of $14.24 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $35.1 million after deducting commissions and fees. Pursuant to Amendment No. 3 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. From June 15, 2021 to November 17, 2021, we sold a total of 1,342,378 shares of common stock at a weighted average price of $14.04 per share under the At-the-Market offering. The net proceeds as a result of these sales of common stock were approximately $18.9 million after deducting commissions and fees.

RECENT DEVELOPMENTS

October 2021 Financial Update

On November 18, 2021, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of October 31, 2021 is between $13.95 and $14.05. This estimate is not a comprehensive statement of our financial condition or results for the month ended October 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that our NAV per share as of October 31, 2021, which will be reported in our Annual Report on Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. To the extent the Company’s portfolio investments are adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this October 2021 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Fourth Quarter 2021 Preliminary Estimates of Certain Financial Highlights
•Net asset value was estimated to be between $13.95 and $14.05 per common share at October 31, 2021.
•Net investment income ("NII") was estimated to be between $0.37 and $0.39 per common share for the fiscal quarter ended October 31, 2021. This compares to net investment income of $0.26 per common share for the fiscal quarter ended July 31, 2021.
•Core net investment income ("Core NII")1 was estimated to be between $0.68 and $0.70 per common share for the fiscal quarter ended October 31, 2021.
•At October 31, 2021, we had $15.0 million in cash.
These estimates are subject to the completion of our financial closing procedures and are not a comprehensive statement of our financial position, results of operations, or cash flows for the fiscal quarter ended October 31, 2021. The fair values of our portfolio investments are yet to be approved by our board of directors. While we believe that these estimates are based on reasonable assumptions, our actual results may vary.
The preliminary financial estimates provided herein have been prepared by, and are the responsibility of OFS Credit's management. KPMG LLP has not audited, reviewed, compiled, or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

(1) Non-GAAP Financial Measure - Core NII
On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are utilized to identify such measures. This measure is not provided as a substitute for GAAP NII, but in addition to it. Core NII represents GAAP NII adjusted for net interest cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in determining the quality of the Company's financial performance, estimating taxable income, identifying trends in its results and providing meaningful period-to-period comparisons.
For GAAP purposes, interest income from investments in the “equity” class securities of CLO vehicles is recognized in accordance with the effective interest method, which is based on periodic estimates of cash flows from the estimate date through the expected redemption dates of the investments, and the investments' then-current amortized cost. The result is an effective yield for the investments that differs from the actual cash received. The effective yield is recognized as an increase to the amortized cost of the investment, and distributions received are recognized as a reduction in the amortized cost basis. Accordingly, interest income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions received by the Company during the period (referred to in the table below as “CLO equity adjustments”).
Our measure of Core NII utilizes the interest account waterfall distributions of the underlying CLOs, determined by the underlying CLOs’ trustees in accordance with the applicable CLO indentures, in lieu of the GAAP measure of effective-yield interest income. Management believes this measure to be informative of the cash component of taxable income expected to be reported to us by the underlying CLOs. However, such taxable income may also include non-cash components—such as the amortization of discounts or premiums on the underlying CLOs’ commercial loan investments and the amortization of deferred debt issuance costs on the underlying CLOs’ debt obligations—as well as realized capital gains or losses resulting from the underlying CLOs' trading activities, which are generally retained in the principal account of (i.e., not distributed by) the underlying CLOs and may be impacted by tax attribute carry-over (e.g., loss carry-forwards) within the CLO vehicles. Moreover, the taxable income we recognize may also be influenced by differences between our fiscal year end and the fiscal year end of any of the CLOs in which we invest, the legal form of the CLO vehicles, and other factors.
For the Company to continue to qualify for tax treatment as a regulated investment company for U.S. federal income tax purposes, we are required, among other things, to distribute annually at least 90% of our investment company taxable income. Thus, management monitors Core NII as an indication of our estimated taxable income for a reporting period. We can offer no assurance that these estimates will reflect the final amount or tax character of our earnings, which cannot be determined until we receive tax reports from the underlying CLOs and prepare our tax returns following the close of our fiscal year. We also note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

Three Months Ended October 31, 2021
Per Common Share Amount
GAAP Net investment income	$0.37 to $0.39
CLO equity adjustments	0.31
Core Net investment income	$0.68 to $0.70

Series A Term Preferred Stock Redemption
On November 10, 2021, we caused notices to be issued to holders of the 6.875% Series A Term Preferred Stock regarding our conditional exercise of our option to redeem all of the issued and outstanding 6.875% Series A Term Preferred Stock on December 10, 2021 or, if the condition precedent set forth in the notice is not satisfied or waived as provided on or prior to December 10, 2021, such later date as such condition precedent is so satisfied or waived; provided, however, that no redemption shall be made after December 25, 2021, which is 45 days after the date of the notices. The redemption is subject to the satisfaction of the consummation (as and when determined by us, and as and to the extent we shall require or waive, in each case in our sole and absolute discretion), on or prior to December 10, 2021 (or such later date on or prior to December 25, 2021 as may be determined by us in our sole and absolute discretion) of our successful completion of a public offering of securities, with net proceeds in an amount, together with other available sources of cash that we may allocate to the redemption price in our sole and absolute discretion, sufficient to fully redeem all outstanding 6.875% Series A Term Preferred Stock.

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